Exhibit 99.1

Letter To Shareholders

Letter To Shareholders

Dear Fellow Shareholders,

2016 was a transformative year that brought together two industry leaders to form Westport Fuel Systems, the global leader in advanced clean-burning fuel systems and components. We entered 2016 with clear goals and we are pleased to report our progress plus next steps to make Westport Fuel Systems a sustainable, profitable company that delivers value to customers, employees and shareholders.

With our merger closed on June 1, 2016, we immediately began executing on our integration plans. Our global leadership team is focused on improving operating efficiencies and reducing expenses while ensuring that we continue to provide our customers with leading products and technology solutions and exceptional service. At year-end, we had already achieved almost a substantial portion of our stated merger synergy targets plus higher Adjusted EBITDA from operations in the third and fourth quarters.

We accelerated our efforts to capture operating efficiencies and reduce our expenses by consolidating the manufacturing, distribution and corporate footprint, and stream-lining our corporate costs. The results of these efforts started to emerge in the second half of 2016 and with additional work and activities underway, we expect to see more improvements in 2017.

The strategic review of the product and brand portfolio that began upon the close of the merger was completed in late 2016. In early 2017 we sold the assets of the Auxiliary Power Unit (“APU”) business for $70 million and announced plans to divest the majority of assets remaining in the Industrial Business Segment. By narrowing our focus along with improving our financial base, we can concentrate on growing market share for our unmatched alternative fuel technologies and bringing to market new products that can drive results for the long term. It is our knowledge, technical expertise, deep patent portfolio, and strategic OEM relationships that make Westport Fuel Systems the leader in our market.

The efforts to strengthen our balance sheet were successful in 2016, beyond the closing of the merger. The Cartesian investment brought additional cash to support our global growth initiatives through upfront payments and a convertible note. Additionally, we completed other non-core asset sales around the globe. In 2017, we expect to build on this success with additional non-core asset sales and further right-sizing of our cost structure.

We are pleased to report that our Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") technology advanced through the validation and testing phases. We are on track to ship the first commercial components to our OEM launch partner by end of 2017, a significant milestone for the company. This is the culmination and commercialization of many years of work and highlights our expertise and experience along with a deep patent portfolio that makes Westport Fuel Systems a market leader.

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We are excited about the potential of Westport™ HPDI 2.0 as it provides customers with cost savings, lower GHG emissions, and the ability to run entirely on renewable fuels - all while matching the performance of vehicles fueled by diesel.

Today Westport Fuel Systems is the premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components. We are driving innovation to power a cleaner tomorrow by delivering performance, fuel efficiency and environmental benefits to address the challenges of climate change and urban air quality. Serving customers in more than 70 countries through our leading transportation and automotive brands, over 600 patents and applications, and with a dedicated team of employees, we can change the way the world moves.

Calendar year 2017 is well underway with the momentum to build on our transformation and the strong finish to 2016. Our key initiatives for 2017:

•	Launch Westport™ HPDI 2.0 commercial components to our OEM partner

•	Execute our strategic plan and portfolio rationalization

•	Strengthen our balance sheet

•	Capture remaining merger synergies and drive operational excellence

The 2017 year is already off to a good start and we look forward to updating you as we make further progress. On behalf of our Board of Directors, the management team and employees around the world, thank you for your continued interest and support of Westport Fuel Systems.

Sincerely,

Nancy S. Gougarty	Ashoka Achuthan
Chief Executive Officer	Chief Financial Officer

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